Exhibit 99.1

Qiao Xing Universal Announces Subsidiary’s ‘CECT’ Brand Registered the Highest Growth
Rate in Market Share in China for the Second Half of 2004 among Local Brands of GSM Mobile
Phone Handsets

     Huizhou, Guangdong, China, Jan. 25 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that according to a survey by SINO-MR (http://www.sino-mr.com/), a marketing research firm in China, ‘CECT’, the mobile phone handset brand of its subsidiary CEC Telecom Company, Limited (“CECT”), had registered the highest growth rate in market share in China for the second half of 2004 among local brands of GSM handsets. When foreign brands were included, ‘CECT’ was second only to ‘Nokia’ in the growth rate ranking.

     Also, for the month of December 2004, in the league table of market share, among local Chinese players ‘CECT’ was ranked first in the PDA mobile phone handset category and second in the mobile phone handset with built-in camera category.

     Mr. Wu Zhi Yang, CEO of CECT, commented, “We are naturally pleased with the findings of this survey, which is encouraging to us, and shows that our efforts in research and development, cost control and market segmentation have borne fruit. We feel we are getting closer to our goal of being ranked among the major local players in the mobile phone handset market in China.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,

     Qiao Xing Universal Telephone, Inc.
               Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.